13013612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2013 WASHINGTON, DC 193

SEC FILE NUMBER
8- 68520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandywine Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Ponds Edge Drive
(No. and Street)

Chadds Ford	Pennsylvania	19317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot B. Newman 610-388-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116	Wayne	Pennsylvania	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Chester

OATH OR AFFIRMATION

I, Elliot B. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandywine Investment Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

Dorothy E. Dallas
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dorothy E. Dallas, Notary Public
Pennsbury Twp., Chester County
My Commission Expires May 14, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2012

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2012

BRANDYWINE INVESTMENT SECURITIES, LLC

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Brandywine Investment Securities, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandywine Investment Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com

INDEPENDENT AUDITOR'S REPORT (Continued)

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 through 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 through 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2013

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Financial Condition
December 31, 2012 and 2011

Assets

	2012	2011
Current Assets		
Cash and cash equivalents	$ 11,933	$ 46,442
Prepaid expenses	3,032	218
Total Current Assets	14,965	46,660
Other Assets		
Deposits	1,500	3,000
Total Other Assets	1,500	3,000
Total Assets	$ 16,465	$ 49,660

Liabilities and Members' Equity

	2012	2011
Current Liabilities		
Accounts payable and accrued expenses	$ 2,526	$ 3,716
Total Current Liabilities	2,526	3,716
Members' Equity	13,939	45,944
Total Liabilities and Members' Equity	$ 16,465	$ 49,660

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Income
Years Ended December 31, 2012 and 2011

	2012	2011
Revenue		
Dealer manager fees	$ 21,000	$ 0
Total Revenue	21,000	0
Expenses		
General and administrative	21,420	11,950
Independent consultants	21,000	35,500
Legal and professional	45,578	37,430
Regulatory fees and expenses	1,418	1,502
Rent expense	23,489	15,464
Total Expenses	112,905	101,846
Net Loss	$ (91,905)	$ (101,846)

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2012 and 2011

	2012	2011
Members' Equity, Beginning - Previously Reported	$ 45,944	58,790
Prior Period Adjustment	0	4,000
Members' Equity, Beginning - Restated	45,944	62,790
Net Loss	(91,905)	(101,846)
Member Contributions	59,900	85,000
Members' Equity, Ending	$ 13,939	$ 45,944

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net loss	$ (91,905)	$ (101,846)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses	(2,814)	(218)
Deposits	1,500	1,500
Accounts payable and accrued expenses	(1,190)	(7,230)
Net Cash Used by Operating Activities	(94,409)	(107,794)
Net Cash Provided by Investing Activities	0	0
Cash Flows from Financing Activities		
Member contributions	59,900	85,000
Net Cash Provided by Financing Activities	59,900	85,000
Decrease in Cash and Cash Equivalents	(34,509)	(22,794)
Cash and Cash Equivalents, Beginning	46,442	69,236
Cash and Cash Equivalents, Ending	$ 11,933	$ 46,442
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 0
Income taxes	$ 0	$ 0

See accompanying notes.

Note 1 – Nature of Operations

Brandywine Investment Securities, LLC (the Company) is a limited liability corporation organized in the State of Delaware on December 16, 2009. The Company obtained approval for membership with the Financial Industry Regulatory Authority, Inc. (FINRA) effective March 11, 2011 and is also registered with the Securities and Exchange Commission (SEC) as a broker dealer. The Company was formed to act as a placement agent on a best-effort basis for private placements of specific purpose real estate entities.

Note 2 – Summary of Significant Accounting Principles

Cash and Cash Equivalents

Short-term investments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. Short-term investments with an original maturity greater than three months are included in investments. Cash and cash equivalents are reported at cost, which approximates market value. The Company maintains cash in one financial institution.

Recognition of Revenue

As compensation for the services rendered as a placement agent, the Company receives selling commissions based on a percentage of the total amounts invested in the offering of the applicable investment product. In addition, the Company may also receive separate dealer manager fees for due diligence review and other services. The commissions will be recognized as revenue once the proceeds of the offering are disbursed to the underlying investment company and the dealer manager fees will be recognized upon the performance of services.

Income Taxes

The Company follows the accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. As of and during the years ended December 31, 2012 and 2011, the Company did not have a liability for any unrecognized tax benefits nor did it incur any interest or penalties associated with unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income and changes in members equity.

The Company was treated as a partnership for U.S. federal and Pennsylvania income tax purposes in 2010. Effective January 1, 2011, the Company elected to be classified as an S-Corporation. No income tax returns are currently under examination. The statue of limitations on the U.S. federal and Pennsylvania income tax returns remain open for the years ended December 31, 2010 - 2011.

Each member is individually responsible for reporting income or loss, to the extent required by U.S. federal and state income tax laws and regulations based on its respective share of the Company's income and expense as reported for income tax purposes.

Note 2 – Summary of Significant Accounting Principles, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 27, 2013, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company operates in a shared office space with an entity whose shareholder is also the majority member of the Company. The Company entered into a one-year sub-lease agreement for this office space on January 1, 2010. The sub-lease agreement will continue for any number of consecutive one year periods until either party gives written notice to terminate the lease. During 2012, the Company leased additional space and the rent expense and rental overhead was adjusted accordingly. Rent expense for years ended December 31, 2012 and 2011 amounted to $15,333 and $10,000, respectively. The Company's pro rata share of rental overhead for the years ended December 31, 2012 and 2011 amounted to $8,156 and $5,464, respectively.

The Company has entered into a "Central Services Agreement" with Brandywine Financial Services Corporation (a related party). This agreement covers the provision of the required administrative and office services including accounting, telephone, fax, computers, data processing, data management, payroll, consumable office supplies, and other necessary services. The Company's share of administrative and office services for the years ended December 31, 2012 and 2011 amounted to $5,000 and $4,218, respectively.

The Company utilizes the tax preparation services of a related party, Brandywine Investment Management Corporation. The tax preparation services incurred for the years ended December 31, 2012 and 2011 amounted to $2,500 per year.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Note 4 – Net Capital Requirements, Continued

At December 31, 2012, the Company had net capital of $9,407, which was $4,407 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.27 to 1.

Note 5 – Commitments and Contingencies

The Company is obligated under a one-year sub-lease agreement for shared office space, with an entity, in which the shareholder is also the majority member of the Company (Note 3). Effective January 1, 2013, the lease automatically renewed for a one-year period. The lease requires rent in the amount of $16,400 per year payable in equal monthly installments. Future minimum annual rental payments under this operating lease are as follows:

2013	$ 16,400
	$ 16,400

In addition to the minimum annual rent payments mentioned above, the Company is also responsible for it's pro rata share of operating and common area charges (Note 3).

The Company has entered into various agreements for compliance and administrative services. The required payments under these agreements are as follows:

2013	$ 22,410
	$ 22,410

Note 6 – 2011 Restatement and Prior Period Adjustment

An adjustment was made to 2010 ending members' equity and to the 2011 financial statements to reflect a change in the accounting policy for the treatment of accruing for accounting fees. The Company believes that the accounting change more properly reflects the period during which the services are performed. The restatement of the 2011 financial statements resulted in a decrease in accrued expenses of $11,000, an increase in beginning members' equity of $4,000, and a decrease in net loss of $7,000.

Note 7 – Subsequent Event

Effective January 23, 2013, the Company went under its net capital requirement and continued to be deficient until the members contributed $75,000 to the Company on February 4, 2013. The Company has informed FINRA of the net capital deficiency at January 31, 2013 and is currently waiting for a response. Due to the substantial money contributed immediately following the month end January 31, 2013, the Company does not believe that any significant consequences will come of the net capital deficiency.

******

SUPPLEMENTARY INFORMATION

BRANDYWINE INVESTMENT SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net Capital	
Total Members' Equity from Statements of Financial Condition	$ 13,939
Deduct Nonallowable Assets	
Prepaid expenses	3,032
Deposits	1,500
	4,532
Net Capital Before Haircut on Securities	9,407
Haircut on Securities Held	0
Net Capital	$ 9,407
Aggregate Indebtedness	
Total Aggregate Indebtedness Liabilities from Statements of Financial Condition	$ 2,526
Items Not Included in Statements of Financial Condition	
Other unrecorded amounts	0
Total Aggregate Indebtedness	$ 2,526
Computation of Basic Net Capital Requirement	
Net Capital Required as a Percentage of Aggregate Indebtedness	$ 168
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$ 5,000
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 4,407
Excess Net Capital at 1,000 percent	$ 9,154
Ratio: Aggregate Indebtedness to Net Capital	0.27 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 10,908
Reconciling Differences	
Other audit adjustments (net)	(1,501)
Net Capital per Above	$ 9,407

BRANDYWINE INVESTMENT SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2012

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

In planning and performing our audits of the financial statements of Brandywine Investment Securities, LLC (the Company), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2013

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brandywine Investment Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brandywine Investment Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brandywine Investment Securities, LLC's management is responsible for Brandywine Investment Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
REQUIRED BY SEC RULE 17a-5(e)(4), (Continued)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 27, 2013

BRANDYWINE INVESTMENT SECURITIES, LLC
Schedule of Assessments and Payments to the
Securities Investor Protection Corporation (SIPC)
Year Ended December 31, 2012

General Assessment	$	53
Less: Payment made with SIPC-6 filed (exclude interest)		0
Less: Prior overpayment applied		0
Assessment balance due or (overpayment)		53
Interest computed on late payment		0
Total assessment balance and interest due (or overpayment carried forward)	$	53